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                             March 30, 2021

       Kin (Stephen) Sze
       Chief Executive Officer
       HHG Capital Corp
       40/F, Montery Plaza
       15 Chong Yip Street, Hong Kong

                                                        Re: HHG Capital Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 16,
2021
                                                            File No. 333-252885

       Dear Mr. Sze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Automatic Liquidation of Trust Account if No Business Combination, page
78

   1. Please revise the disclosure here and elsewhere to clarify whether, in the event that there is an unsuccessful
effort to obtain shareholder approval for the proposed extension(s), you still may choose to
extend to 18 months the deadline following the other procedures you reference.
       Principal Shareholders, page 92

   2. We note your response to prior comment 3. Please further revise footnote (3) to identify the members of the
board of HHG Investment Fund SPC.
 Kin (Stephen) Sze
HHG Capital Corp
March 30, 2021
Page 2
Exhibits

3. We note that your form of warrant agreement filed as Exhibit 4.4 provides that the
      Company agrees that any action, proceeding or claim against it arising out of or relating in any way to agreement shall be brought and enforced in the courts of the State of New
      York or the United States District Court for the Southern District of New York, and
      irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
      District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
      Exchange Act. If the provision applies to actions arising under the Securities Act or
      Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameKin (Stephen) Sze
                                                            Division of
Corporation Finance
Comapany NameHHG Capital Corp
                                                            Office of Energy &
Transportation
March 30, 2021 Page 2
cc:       Sally Yin, Esq.
FirstName LastName